Food Company, Inc. One Dole Drive . Westlake Village, CA 91362 . Phone (818) 879-6900 . Fax (818) 874-1003

Joseph S. Tesoriero

Executive Vice President and Chief Financial Officer

SENT VIA EDGAR

April 16, 2012

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Dole Food Company, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 15, 2012

File No. 001-04455

Dear Mr. Humphrey,

We are in receipt of the above captioned letter. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our responses to each of the comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Non-GAAP Financial Measures, page 31

1.	It appears that the $32,521 gain on legal settlements, recognized in fiscal 2010, has not been excluded by management when evaluating the performance of Dole. If our understanding is correct, please explain the reasons for the exclusion. Alternatively, please show us how it appears in your reconciliation.

We included the $32,521 gain on legal settlements in 2010 Adjusted EBITDA when evaluating the performance of Dole because of the nature of those two legal settlements. In the first settlement, the manufacturer of non-conforming equipment that it had sold to Dole reimbursed Dole for higher maintenance, repair and depreciation expenses over a number of years as a result of the equipment being non-conforming. In the second settlement, the manufacturer of packaged spinach products that it had made for Dole under a co-pack agreement and that were contaminated with E.coli O157:H7 reimbursed Dole for the portion of Dole’s resulting losses that the manufacturer had not previously reimbursed. Because Dole’s GAAP and non-GAAP measures over the years reflect the (higher) maintenance, repair and depreciation expenses for the non-conforming equipment and the losses resulting from the E.coli outbreak, we believe it was appropriate for Dole to include the reimbursement of those higher expenses and those losses in Dole’s

Mr. David R. Humphrey

April 16, 2012

GAAP and non-GAAP measures in the year – 2010 – in which the reimbursements were recognized, following the settlement of the disputes.

Segment Results of Operations

2011 Compared with 2010

2.	We note that you reconcile fresh fruit segment EBIT to a line item titled “Fresh Fruit Products.” However, we are unable to reconcile that line item to any of the line items presented in Footnote 14 and/or which appear on the face of your Consolidated Statements of Operations on page 55. Please explain what GAAP measure, if any, “Fresh Fruit Products” represents. We may have further comments upon review of your response.

EBIT is our operating performance measure that is used for segment reporting purposes. Fresh Fruit EBIT is reconciled to the nearest GAAP measure in Footnote 14 of our financial statements and within the segment operating results section of our MD&A. As noted on page 37 of the Form 10-K, Fresh Fruit EBIT is impacted by certain items that relate to our fresh fruit operations, but do not represent earnings or expenses directly resulting from sales of our fresh fruit products. “Fresh fruit products” is not by itself a GAAP measure and represents the core earnings of Fresh Fruit after these items have been separately disclosed. Our intent is not to reconcile “Fresh fruit products” to another financial measure, but to separately disclose certain items within Fresh Fruit EBIT, as we believe this additional disclosure is useful to investors and financial analysts.

Note 5 – Charges for Restructuring, page 69

3.	We note that you incurred additional restructuring costs during fiscal 2011 which relate to your 2010 restructuring plan. You also implemented a 2011 restructuring plan during the period. You state that you plan to further restructure your fresh fruit operations in Europe and Latin America. You also indicate that you plan to restructure the fresh vegetable operations in Asia and to end “certain unprofitable contractual arrangements” in that area. You represent that you expect to realize cash savings from lower production and labor costs, enhanced productivity, lower distribution and SG&A costs and the termination of unprofitable contractual arrangements. In view of your ongoing restructuring efforts and given your expectations, we believe that your related MD&A discussions should be expanded on an ongoing basis to more fully comply with the guidance set forth in the Interpretive Response presented under SAB Topic 5-P (4). Specifically, we believe that the expected effects on future earnings and cash flows resulting from the exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which these effects are expected to be realized. This includes whether cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. The discussion should identify the income statement line items expected to be impacted. In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

We understand the staff’s comment and will include additional MD&A disclosures in our future filings. These additional disclosures will include the income statement line items impacted (cost of goods sold, and SMG&A expense) by the net cost savings of $38 million and $25 million, from the 2011 and 2010 restructuring plans, respectively. We will also disclose in which fiscal quarter these cost savings have

Mr. David R. Humphrey

April 16, 2012

begun to be realized, as well as any changes to these savings and the related impact on our future operating earnings and cash flows.

4.	In this regard, reference is made to the Overview discussion in MD&A. We note that you have stated that cost savings for fiscal 2011 are estimated to be $38 million associated with the 2010 plan and that you expect to realize additional cost savings of $25 million related to the 2011 plan. However, your disclosures lack the level of specificity contemplated by the SAB. Further, we note that revenues were decreased, in part due to the implementation of the 2010 European restructuring plan but the amount of the decrease is not quantified. We understand, from your response letter dated May 25, 2011, that you estimated that the decrease in revenues would be approximately $77 million and that you did not consider the decrease to be material to total revenues. However, the $77 million dollar revenue decrease is material in comparison the anticipated cost savings quantified above. On an ongoing basis, as applicable, please provide a more balanced analysis of the impact of your restructuring efforts.

The $77 million dollar revenue decrease is attributable to the elimination of certain unprofitable customer relationships in 2010. The ongoing earnings impact associated with this revenue decrease is immaterial as sales to these customers resulted in immaterial operating losses and we do not anticipate significant cost savings from the ending of these customer relationships. The cost savings of $38 million and $25 million, related to the 2010 plan and 2011 plan, respectively, are net savings to Dole’s ongoing earnings as a result of the restructuring efforts. As noted in the response to comment #3, we will provide further clarity regarding our restructuring plans in our future filings.

Note 14 – Business Segments, page 93

5.	We note from your disclosure here that during the fourth quarter of 2011 you reclassified Asia vegetables from Fresh Vegetables to Fresh Fruits, and from your disclosure on page 37 that your berry business is included in Fresh Vegetables. It appears that the nomenclature currently used to represent your reporting segments may no longer be accurate. Please revise the terminology used to describe each segment, or tell us why you believe the current descriptions are not confusing.

Our reportable segments have been determined based upon the guidance included in ASC 280-10, and have been named based upon the predominant revenue source of the segment. For instance, although our Fresh Vegetables reporting segment does sell strawberries and blueberries, the predominant product line of this segment continues to be fresh vegetables. We will include a brief discussion in future filings in the segment introduction included in our financial statements explaining which major product lines constitute our segments. We have historically included the berry business in the Fresh Vegetables segment since we acquired the business in 2004 and believe that the users of our financial statements understand the major product lines that constitute our reportable segments based on the historical information that we have provided in our MD&A. For example, in our Fresh Fruit reportable segment revenue discussion in our MD&A, we discuss the impact that Asia fresh vegetables had on our Fresh Fruit revenues, and in our revenue discussion for Fresh Vegetables in the MD&A, we discuss the impact that our berry product line had on our Fresh Vegetables reportable segment.

6.	As a related matter, please provide to us in your response the operating segment composition of your reporting segments, including a general description of the operating segments. You state that this change aligns segment classification with operational reporting. Please explain whether operational reporting was also changed during the quarter or whether classification and reporting were previously out of alignment.

Mr. David R. Humphrey

April 16, 2012

We currently have three reportable operating segments: Fresh Fruit, Fresh Vegetables and Packaged Foods. A general description of our current operating segments is as follows:

Fresh Fruit currently consists of one operating segment. This operating segment is the largest producer of high-quality fresh fruit in the world. Fresh Fruit grows or directly purchases fruit grown in more than 23 countries worldwide for sale into the North American, European and Asian (mostly Japan) markets. The fruit sold by Fresh Fruit is sourced from local growers or company-owned farms located in Latin America and Asia, and then shipped via our owned or chartered vessels into the selling locations, the most significant of which are the United States, Canada, Western Europe and Japan. In addition to fresh fruit, the Asia Fresh Division of the Fresh Fruit operating segment sources and grows vegetables for sale in Japan (referred to as “Asia fresh vegetables”).

Fresh Vegetables consists of one operating segment and the operations of this segment are headquartered in Monterey, CA. Fresh Vegetables sells one of the leading brands of packaged salads and has a line of fresh-packed products that includes iceberg lettuce, celery, cauliflower and fresh strawberries and blueberries. The division has packaged salad plants located in Bessemer City, NC, Salinas, CA, Soledad, CA, Springfield, OH, and Yuma, AZ, and sources its supply of fresh-packed vegetables and berries through either Dole owned or leased farms or through supply contracts with growers whereby Dole will contract with growers for typically a one year period.

Packaged Foods consists of one operating segment. Packaged Foods primarily sells and distributes packaged and frozen fruit products in North America, Europe and Asia with North America as the primary market. The main products of Packaged Foods are canned pineapple and various fruit bowl products. Packaged Foods has canneries located in Thailand and the Philippines and a frozen fruit plant in Atwater, CA; the fruit that is sourced to supply the canneries and the plant is either purchased from local growers or is grown on our leased or owned farms.

During the 4th quarter of 2011, we revised the operational reporting that is used by the chief operating decision maker in determining how to allocate resources of Dole and, as a result, reclassified the Asia fresh vegetables component of the Asia Fresh Division from the Fresh Vegetables operating segment to our Fresh Fruit operating segment. As a result of this internal change, our segment disclosures were updated to reflect this reclassification.

Note 23 – Equity Method Investments, page 114

7.	Please revise your disclosure here to include all the applicable disclosures required by FASB ASC 323-10-50-3. It appears, at a minimum, that additional disclosures should be provided under Section 50-3(a).

Dole has one principal equity method investment, Compagnie Financière de Participations (“CF”), which accounts for 73% (approximately $70.3 million) of the investment balance and 73% ($4.03 million) of earnings from equity method investments in 2011. Other than CF, the remaining equity method investees are immaterial individually and in the aggregate. The next largest equity method investment, Fresh MD Holdings, comprises 13% ($12.8 million) of the investment balance and 11% ($0.6 million) of the earnings from equity method investments.

In accordance with ASC 323-10-50-3(a) and given the significance of CF relative to our other equity method investments, we will ensure that future filings include a description naming CF as our principal equity method investee and describing our 40% ownership interest in CF. We believe that our current disclosures satisfies the other provisions of paragraph 50-3(a), as we currently disclose our accounting policies with respect to our investments in common stock, and there are currently no material differences between the amount at which our equity method investments are carried and our underlying equity in net assets of these investments.

Mr. David R. Humphrey

April 16, 2012

In accordance with ASC 323-10-50-2, the significance of an investment to the investor’s financial position and results of operations shall be considered in evaluating the extent of disclosures of the financial position and the results of operations of an investee, and if an investor has more than one investment in common stock, disclosures wholly or partly on a combined basis may be appropriate. Based on our evaluation of the significance of Dole’s equity method investments, we believe that it was appropriate to provide summarized financial information in accordance with ASC 323-10-50-3(c).

ASC 323-10-50-3(b) and 50-3(d) are not currently applicable to Dole since there are no quoted market prices for the common stock that we hold in any of our investments and there are not currently any material effects of possible conversions, exercises or contingent issuances by any of our investees of which we are aware.

Form 8-K/A dated October 11, 2011

8.	We note that you have provided audited financial statements of the acquiree for the most recent fiscal year. Please illustrate for us your computation of the income test under Rule 1-02(w)(3) of Regulation S-X.

Income Test under Rule 1-02 (w) (3) of Regulation S-X

Fiscal 2010 SunnyRidge pre-tax income from continuing operations	$10,452	<A>
Dole’s pre-tax income from continuing operations	41,591	<B>

Significance	25%

SunnyRidge income from continuing operations calculation	2010

SunnyRidge (corporate and subsidiaries) income from continuing operations	$10,370

Plus: Non-controlling loss included in income from continuing operations	82

Pre-tax share of income from continuing operations (considering the effect of equity earnings and income attributable to non-controlling interests)	$10,452	<A>

Mr. David R. Humphrey

April 16, 2012

Dole Food Company, Inc. income from continuing operations calculation	2010	2009	2008	2007	2006	Average *
Income (loss) from continuing operations before income taxes and equity earnings	$(27,722)	$97,670	$92,522	$(36,194)	$(16,421)
Equity income (loss), net of taxes	7,364	10,100	6,388	1,696	177
Plus: Taxes included in equity method income	3,156	4,329	2,738	727	76
Less: Pre-tax non-controlling interest share of income	(3,958)	(3,948)	(1,844)	(3,235)	(3,202)

Pre-tax share of income from continuing operations (considering the effect of equity earnings and income attributable to non-controlling interests)	$(21,160)	$108,151	$99,804	$(37,006)	$(19,370)	41,591	<B>

*In accordance with section 2015.8 of the Division of Corporate Finance Financial Reporting Manual, since the absolute value of Dole’s reported loss in fiscal 2010 was 10% or more lower than Dole’s average income for the last 5 fiscal years (with loss years assigned a value of zero), we believe that it was appropriate to use income averaging in computing the denominator for the income significance test.

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey

April 16, 2012

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact me, feel free to call me at 818-879-6900.

Sincerely,

/s/ Joseph S. Tesoriero

Joseph S. Tesoriero